

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 13, 2011

Joseph R. Martinetto
Executive Vice President and Chief Financial Officer
The Charles Schwab Corporation
211 Main Street
San Francisco, California 94105

> **Re: The Charles Schwab Corporation**
> **Registration Statement on Form S-4**
> **Filed April 21, 2011**
> **File No. 333-173635**

Dear Mr. Martinetto:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. We note your disclosure on page 110 that your tax counsel, Simpson Thacher & Bartlett LLP, and tax counsel for optionsXpress, Kirkland & Ellis LLP, will provide tax opinions dated as of the closing date of the merger. We also note your disclosure within the same section that neither optionsXpress nor Schwab intends to waive the condition that a tax opinion be provided. Please clarify whether the provision of these tax opinions is a non-waivable condition to the merger. If the provision of the tax opinions is a waivable condition of the merger, please file the tax opinions in a pre-effective amendment to your registration statement.

2. We note that you have received a letter dated May 12, 2011 containing comments on your Form 10-K for the fiscal year ended December 31, 2011. Please note we will be unable to clear your Form S-4 until we have completed our review of your Form 10-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Adam F. Turk at (202) 551-3657 or me at (202) 551-3386 with any questions.

Sincerely,

Duc Dang
Attorney-Adviser

cc: Elizabeth A. Cooper
        Simpson Thacher & Bartlett LLP
        Via facsimilie: (212) 455-2502